UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

LAWSON PRODUCTS, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

520776 10 5
(CUSIP Number)

Roberta Port Washlow c/o Robert J. Washlow Bay West Management LLC 555 Skokie Blvd., Suite 215 Northbrook, IL 60062
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520776 10 5

1.	Names of Reporting Persons. Roberta Port Washlow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 22,471

	8.	Shared Voting Power: 3,251,436*

	9.	Sole Dispositive Power: 22,471

	10.	Shared Dispositive Power: 3,011,436*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,273,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 38.4%

14.	Type of Reporting Person (See Instructions): IN

* 3,011,436 of these shares are held in family limited partnerships in which Dr. Ronald B. Port, M.D. and Roberta Port Washlow are the managing general partners. Any action by the partnerships with respect to these shares requires the approval of both managing general partners. The remaining 240,000 shares are held in a voting trust of which Dr. Port and Ms. Washlow serve as trustees. Any action with respect to these shares requires the approval of both trustees.

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SCHEDULE 13D

              Previously Roberta Port Washlow filed a Schedule 13D, as amended, jointly with Dr. Port. Ms. Washlow has determined to cease reporting on Schedule 13D jointly with Dr. Port. This filing on Schedule 13D supersedes in its entirety her previous reporting on Schedule 13D filed jointly with Dr. Port.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Lawson Products, Inc., a Delaware Corporation (the "Issuer"), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 2. Identity and Background.

(a) and (b)	Name and Address of Reporting Person filing this Amendment

Roberta Port Washlow

c/o Robert J. Washlow

Bay West Management LLC

555 Skokie Blvd, suite 215

Northbrook, IL 60062

(c)	Ms. Washlow is a homemaker.

(d) and (e)

During the past five years, Ms. Washlow has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Ms. Washlow being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Washlow is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On September 30, 2003, Ms. Washlow, Dr. Port and trusts for the benefit of Ms. Washlow and Dr. Port purchased partnership interests in two family limited partnerships. The partnerships own in the aggregate 3,011,436 shares of Common Stock. The purchase price of the partnership interests was the aggregate fair market value of the partnership interests on September 30, 2003 as determined by an independent appraiser selected by Ms. Washlow and Dr. Port.

On October 11, 2006, Sidney L. Port transferred 220,000 shares of Common Stock to the Port Family Voting Trust under a Voting Trust Agreement, dated October 11, 2006, by Sidney L. Port, individually and as trustee of the Sidney L. Port Trust Dated July 22, 1970 and Ms. Washlow and Dr. Port, as Trustees (the "Voting Trust Agreement"). An additional 20,000 shares of Common Stock were subsequently transferred to the Port Family Voting Trust. As Trustees of the Port Family Voting Trust, Ms. Washlow and Dr. Port exercise voting power over the securities. Ms. Washlow did not purchase the securities and her only interest is the right to vote the securities.  Ms. Washlow disclaims beneficial ownership of the securities except to the extent of her economic interests in the securities.

Item 4. Purpose of Transaction

Ms. Washlow is planning to sell or dispose by gift or otherwise some or all of the 22,471 shares of Common Stock over which she has sole dispositive power. In addition, her husband, Robert J. Washlow, as trustee of a trust for his benefit, is planning to sell or dispose by gift or otherwise some or all of the 58,157 shares of Common Stock over which he has sole dispositive power. Ms. Washlow disclaims beneficial ownership of the 58,157 shares of Common Stock that her husband beneficially owns. Whether and when Ms. Washlow or her

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husband sell or dispose by gift or otherwise some or all of the shares of Common Stock over which each has sole dispositive power depends on general economic, market and business conditions, whether a business combination involving the Issuer appears likely and other factors.

Ms. Washlow will also encourage the disposition of the shares of Common Stock over which she has shared voting or dispositive power, as well as the shares of Common Stock held by the 1970 Trust (as defined in Item 5 below), through a sale or gift of some or all of such shares, a business combination involving the Issuer or otherwise. If a transaction cannot be arranged, Ms. Washlow may seek to replace some or all of the directors of the Issuer to whom she is not related by blood or marriage, replace some or all of the management of the Issuer and reduce the size of the Issuer's board of directors to five.

Except as described above, Ms. Washlow does not have any other current plans or proposals which relate to or would result in her acquisition or disposition of Common Stock or any other events described in Item 4(a) through (j) of Schedule 13D. She may, at any time and from time to time, review or reconsider her position and/or change her purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b)        3,011,436 shares of Common Stock, representing approximately 35.3% of the outstanding Common Stock of the Issuer, are owned by partnerships in which Dr. Port and Ms. Washlow, trusts for the benefit of Dr. Port and Ms. Washlow , and trusts for the benefit of individuals related to Dr. Port and Ms. Washlow by blood or marriage, are the partners. Dr. Port and Ms. Washlow are the Managing General Partners of these partnerships and as such, have voting and investment power over the shares held by the partnerships subject to the rights of the trustee of Lending Trusts (as defined below) to sell shares of Common Stock as set forth in Item 6 below. Ms. Washlow hereby disclaims beneficial ownership in shares of Common Stock in which she does not have economic benefit.

Dr. Port and Ms. Washlow, as Trustees of the Port Family Voting Trust, share voting power over 240,000 shares of Common Stock, representing approximately 2.8% of the outstanding Common Stock of the Issuer. The power to dispose of these shares did not pass to Dr. Port and Ms. Washlow in connection with the Voting Trust Agreement; rather, upon termination of the Port Family Voting Trust, the Trustees will transfer the shares of stock deposited in the Port Family Voting Trust to the holders of the voting trust certificates (which are the four separate trusts referred to in the first sentence of Item 6 below) upon surrender of such voting trust certificates.

Finally, 1,170,389 shares of Common Stock, representing approximately 13.7% of the outstanding Common Stock of the Issuer, are owned by a trust (the "1970 Trust") created by the father of Dr. Port and Ms. Washlow, of which Dr. Port, Ms. Washlow and an individual unrelated by blood or marriage to Dr. Port and Ms. Washlow are the co-trustees. Any action with respect to these shares requires the approval of a majority of the trustees of the 1970 Trust. As a result, Ms. Washlow does not beneficially own any of the shares held by the 1970 Trust.

(c)	Ms. Washlow has not engaged in any transaction during the past 60 days in any Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Four separate trusts have loaned money to the 1970 Trust referred to in Item 5. One of the lending trusts is for the benefit of Ms Washlow (referred to as "Lending Trust A"), another is for the benefit of Dr. Port (referred to as "Lending Trust B"), the third is for the benefit of one of their nieces (referred to as "Lending Trust C") and the fourth is for the benefit of another of their nieces (referred to as "Lending Trust D"). Under the applicable governing documents, the 1970 Trust pledged as collateral 381,667 shares of Common Stock to Lending Trust A, 381,667 shares of Common Stock to Lending Trust B, 190,833 shares of Common Stock to Lending Trust C, and 190,833 shares of Common Stock to Lending Trust D. In addition, one of the family partnerships referred to in Item 5 pledged as collateral 400,000 shares of Common Stock to Lending Trust A, 400,000 shares of Common Stock to Lending Trust B, 200,000 shares of Common Stock to Lending Trust C, and 200,000 shares of Common Stock to

Lending Trust D. Upon the occurrence of specified triggering events, one of which has occurred, the trustee of the four lending trusts, who is an individual not related to Dr. Port

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or Ms. Washlow by blood or marriage, has the right to dispose of some or all of the shares of Common Stock pledged as collateral. Whether the trustee will exercise this right to dispose of some or all of the pledged shares of Common Stock is in the sole discretion of the trustee, subject to the terms of the applicable governing documents.

Ms. Washlow and Dr. Port are parties to a Voting Trust Agreement with Sidney L. Port, individually and as a trustee of The Sidney L. Port Trust Dated July 22, 1970 pursuant to which the Trustees were granted the right to vote in person or proxy with respect to the shares of Common Stock at all meetings of the shareholders of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No. 1.

Voting Trust Agreement dated October 11, 2006. (Incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D filed by Dr. Ronald Port and Roberta Port Washlow with the Securities and Exchange Commission on October 19, 2006).

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SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Amendment #3 to Schedule 13D is true, complete and correct.

Date: March 24, 2009

By: /s/ Roberta Washlow

Roberta Washlow

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